Exhibit (l)

SALIENT MF TRUST

SUBSCRIPTION AGREEMENT

FOR SEED CAPITAL

This Agreement is made as of the 19th day of June, 2012 between Salient Partners, L.P., a Delaware limited partnership, (“Salient Partners”), and Salient MF Trust (the “Trust”), a Delaware statutory trust, on behalf of its series, Salient Risk Parity Fund (the “Fund”).

WHEREAS, the Fund wishes to sell to Salient Partners, and Salient Partners wishes to purchase from the Fund, $100,000 of Class I common shares of beneficial interest, $.01 par value per share, of the Fund (10,000 Class I common shares at a purchase price of $10.00 per share (collectively, the “Shares”)); and

WHEREAS, the Salient Partners is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Simultaneously with the execution of this Agreement, Salient Partners is delivering to the Fund the amount of $100,000 in full payment for the Shares.

2.	Salient Partners agrees that it is purchasing the Shares for investment and has no present intention of reselling the Shares.

Executed as of the date first set forth above.

SALIENT PARTNERS, L.P.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Managing Director

SALIENT MF TRUST

By:	/s/ Jeremy L. Radcliffe
Name:	Jeremy L. Radcliffe
Title:	Trustee, Secretary